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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO
                           METHODE ELECTRONICS, INC.
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                                (Name of Issuer)

                      CLASS B COMMON STOCK, $.50 PAR VALUE
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                         (Title of Class of Securities)

                                    59152010
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                                 (CUSIP Number)

       JANE R. MCGINLEY, AS EXECUTOR OF THE ESTATE OF WILLIAM J. MCGINLEY
                             C/O LOUIS S. HARRISON
                             LORD, BISSELL & BROOK
                               115 SOUTH LASALLE
                                 (312) 443-0700
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 2, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 59152010

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Jane R. McGinley, as Executor of the Estate of William J. McGinley

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
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     (b)  X
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) OO

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) N/A

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6.   Citizenship or Place of Organization USA

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Number of                7.   Sole Voting Power   0
Shares
Beneficially             -------------------------------------------------------
Owned by                 8.   Shared Voting Power 0
Each
Reporting                -------------------------------------------------------
Person                   9.   Sole Dispositive Power   0
With
                         -------------------------------------------------------
                         10.  Shared Dispositive Power 0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 0

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions). X

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13.  Percent of Class Represented by Amount in Row (11) 0

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14.  Type of Reporting Person (See Instructions)

     IN

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                                                                     Page 3 of 4


Item 1. SECURITY AND ISSUER. This statement relates to beneficial ownership of shares of Class B Common Stock, $.50 par value (the "Common Stock") of Methode Electronics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the issuer is 7401 West Wilson Avenue, Chicago, Illinois 60706.

Item 2. IDENTITY AND BACKGROUND. This statement is being filed by Jane R. McGinley (the "Executor"), as Executor of the Estate of William J. McGinley (the "Estate"). The Executor's address, as Executor of the Estate, is Jane R. McGinley, as Executor of the Estate of William J. McGinley, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle, Chicago, IL 60603. The Executor is not presently employed, other than in her role as Executor of the Estate. The Executor is a citizen of the United States of America.

          The Executor has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, the Executor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. No funds of, or other consideration from, the Estate was used in making any acquisitions of Common Stock. The Estate acquired the Common Stock as a result of the death of William J. McGinley.

Item 4. PURPOSE OF TRANSACTION. The Estate acquired the Common Stock on February 6, 2001 as a result of the death of William J. McGinley. On January 2, 2002, the Estate disposed of its entire interest in the Common Stock according to the terms of the Will of William J. McGinley, under which the Estate is required to distribute all of the Common Stock to the William J. McGinley Trust.

          Other than as set forth above, the Estate currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of

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          control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934 (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER. The Estate is no longer the beneficial owner of any of the issued and outstanding Common Stock. The Estate disposed of 880,901 shares of the Common Stock on January 2, 2002 for no consideration per share in a private transaction pursuant to William J. McGinley's estate plan. Accordingly, on January 2, 2002, the Estate ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

     SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 23, 2002.

                                   /s/ James F. McGinley
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                                   James F. McGinley as attorney-in-fact for
                                   Jane R. McGinley, as Executor of the Estate
                                   of William J. McGinley